BB 3/5

04003279

cm 3.17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25374

SEC MAIL RECEIVED 2004 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McGinn, Smith & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

99 Pine Street, 5th Floor
(No. and Street)

Albany (City) New York (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Smith, President (518) 449-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Street (Address) Syracuse, (City) New York (State) 13202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 27 2004
555

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McGinn, Smith & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROLYN GRACEY
Notary Public, State of New York
No. 01GR6037935
Qualified in Rensselaer County
Commission Expires March 6, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3.

Board of Directors
McGinn, Smith & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of McGinn, Smith & Co., Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, by not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting systems, control procedures, or procedures for safeguarding securities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of McGinn, Smith & Co., Inc. for the year ended December 31, 2003, and this report does not affect our report thereon dated February 2, 2004.

Limited Personnel

The number of personnel handling accounting transactions, in general, limits the overall effectiveness of internal accounting control due to the lack of segregation of duties and responsibilities in the same areas of the accounting function. Management must remain aware of this limitation and monitor cash receipts and disbursements to insure that no unusual transactions are occurring and going undetected.

Net Capital Computations

The Company's Net Capital Computation at December 31, 2003 required an adjustment for corporate tax liabilities. We recommend the Company record a provision for corporate tax obligations during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters described in the preceding paragraphs, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York State Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 2, 2004

McGINN, SMITH & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

CONTENTS

McGINN, SMITH & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

PAGE

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying statements of financial condition of **McGINN, SMITH & CO., INC. (a New York corporation)** as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McGinn, Smith & Co., Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 2, 2004

Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash	$ 1,046,578	$ 212,440
Marketable Securities	612,636	376,815
Not Readily Marketable Investments, at Estimated Fair Market Value	140,819	140,819
Receivables – Clearing Agent and Other	259,811	452,186
Advances Due From Employees	188,812	240,022
Notes Receivable – Affiliates	597,265	787,290
Property, Equipment, and Software – Net	380,750	406,955
Prepaid Expenses and Deposits	62,850	140,022
TOTAL ASSETS	$ 3,289,521	$ 2,756,549

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES		
Note Payable	$ 82,225	$ 76,846
Accounts Payable and Accrued Expenses	64,636	81,723
Incentive Savings Plan Liability	24,735	52,429
Commissions Payable to Brokers	339,311	130,345
Dividends Payable	46,024	51,991
Payable to Affiliate	-	40,000
Income Taxes Payable		
Current	249,100	9,100
Deferred	99,800	206,200
TOTAL LIABILITIES	905,831	648,634
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Preferred Stock – 1987 Series - $100 Par Value – 30,000 Shares Authorized, 28,415 and 23,811 Shares Issued, 26,298 and 23,555 Shares Outstanding in 2003 and 2002, Respectively	2,841,500	2,381,100
Preferred Stock – 1992 Series - $100 Par Value – 7,500 Shares Authorized and Issued, No Shares Outstanding	750,000	750,000
Common Stock - $.01 Par Value – 2,000,000 Shares Authorized – 1,000,000 Shares Issued and Outstanding	10,000	10,000
Additional Paid in Capital	1,183	1,183
Retained Earnings (Deficit)	(257,293)	(258,768)
	3,345,390	2,883,515
Less: Preferred Stock in Treasury – At Cost:		
1987 Series – 2,117 and 256 Shares at December 31, 2003 and 2002, Respectively	211,700	25,600
1992 Series – 7,500 Shares	750,000	750,000
TOTAL STOCKHOLDERS' EQUITY	2,383,690	2,107,915
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,289,521	$ 2,756,549

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 6,066,063	$ 4,723,430
Investment Banking	1,945,535	2,852,148
Advisory Fees	221,516	191,480
Interest and Dividends	186,979	164,872
Gain on Marketable Securities – Net	186,632	104,153
TOTAL REVENUES	8,606,725	8,036,083
EXPENSES		
Employee Compensation and Benefits	5,069,129	4,516,802
Commissions and Floor Brokerage	713,455	1,170,969
Communications	449,261	504,366
Interest	31,182	19,789
Fees and Permits	51,407	97,525
Other Operating Expenses	1,923,861	1,325,167
TOTAL EXPENSES	8,238,295	7,634,618
INCOME BEFORE TAXES	368,430	401,465
PROVISION FOR INCOME TAXES	177,100	169,539
NET INCOME	$ 191,330	$ 231,926

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002**

	Capital Stock					Treasury Stock		
	1987 Series Preferred	**1992 Series Preferred**	**Common**	**Additional Paid-In Capital**	**Retained Earnings (Deficit)**	**1987 Series Preferred**	**1992 Series Preferred**	**Total Stockholders' Equity**
BALANCE – JANUARY 1, 2002	$ 2,303,000	$ 750,000	$ 10,000	$ 1,183	$(292,162)	$(66,200)	$(750,000)	$ 1,955,821
Dividends	-	-	-	-	(198,532)	-	-	(198,532)
(Purchase) Sale of Preferred Stock – Net	78,100	-	-	-	-	40,600	-	118,700
Net Income	-	-	-	-	231,926	-	-	231,926
BALANCE – DECEMBER 31, 2002	2,381,100	750,000	10,000	1,183	(258,768)	(25,600)	(750,000)	2,107,915
Dividends	-	-	-	-	(189,855)	-	-	(189,855)
(Purchase) Sale of Preferred Stock – Net	460,400	-	-	-	-	(186,100)	-	274,300
Net Income	-	-	-	-	191,330	-	-	191,330
BALANCE – DECEMBER 31, 2003	$ 2,841,500	$ 750,000	$ 10,000	$ 1,183	$(257,293)	$(211,700)	$(750,000)	$ 2,383,690

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows From Operating Activities:		
Net Income	$ 191,330	$ 231,926
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	88,352	91,357
Deferred Income Taxes	(106,400)	164,100
Changes in Operating Assets and Liabilities:		
Marketable Securities	(235,821)	(78,915)
Not Readily Marketable Investments	-	9,320
Receivables – Clearing Agent and Other	192,375	(213,090)
Prepaid Expenses and Deposits	77,172	68,499
Accounts Payable and Accrued Expenses	(17,087)	32,752
Incentive Savings Plan Liability	(27,694)	5,234
Commissions Payable to Brokers	208,966	(135,471)
Income Taxes Payable – Current	240,000	(151,313)
Total Adjustments	419,863	(207,527)
Net Cash Provided by Operating Activities	$ 611,193	$ 24,399

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows From Investing Activities:		
Purchases of Property, Equipment, and Software	$(62,147)	$(41,237)
Loans Received From (Made to) Affiliates	190,025	(41,448)
Repayment From (Advance to) Employees	51,210	(109,722)
Repayment of Loans Made to Affiliates	(40,000)	-
Cash Provided by (Used in) Investing Activities	139,088	(192,407)
Cash Flows From Financing Activities:		
Note Payable (Repayments) Advances	5,379	(17,753)
Dividends Paid	(195,822)	(191,744)
Sale (Purchase) of 1987 Series Preferred Treasury Stock	(186,100)	40,600
Sale of 1987 Series Preferred Stock	460,400	78,100
Net Cash Provided by (Used in) Financing Activities	83,857	(90,797)
Net Increase (Decrease) in Cash and Cash Equivalents	834,138	(258,805)
Cash – Beginning of Year	212,440	471,245
Cash – End of Year	$ 1,046,578	$ 212,440
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest	$ 31,182	$ 19,789
Corporate Income Taxes	43,500	156,752

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – McGinn, Smith & Co., Inc. (Company), a corporation organized in the state of New York during September 1980, is engaged in the securities and investment brokerage business in Albany and New York City, New York. The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company monitors its cash balances which at times exceed FDIC insurance coverages.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." The Company maintains its records for income tax reporting purposes on the cash basis. Transactions in securities are recorded on a trade date basis for financial statements and tax purposes. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Bear Stearns Securities Corp. (Bear) and Penson Financial Services, Inc. (Penson) on a fully disclosed basis. The Company's agreement with Bear and Penson provides that as clearing broker, Bear and Penson will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Bear and Penson. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities and Not Readily Marketable Investments – Marketable securities are valued at fair market value. Not readily marketable investments are valued at estimated fair value as determined by the Company's management. The resulting difference between cost and market is included in income as an unrealized investment gain or loss. At December 31, 2003 and 2002 the market value of marketable securities exceeded cost by $332,113 and $78,268, respectively. The Company's gain (loss) on marketable securities is comprised of both realized and unrealized gains and losses.

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Doubtful Accounts – The Company establishes allowances for doubtful accounts based on managements' review of detailed accounts, advances, and notes receivable records. Adjustments to the allowances are charged to operations in the year such adjustments are determined. At December 31, 2003 and 2002, no allowances were deemed necessary by management.

Property, Equipment, and Software – Purchases of Property, Equipment, and Software are recorded at cost. Depreciation and amortization is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation and amortization expense totaled $88,352 and $91,357 for the years ended December 31, 2003 and 2002, respectively.

Property, Equipment, and Software are comprised of the following at December 31:

	2003	2002
Leasehold Improvements	$ 10,459	$ 10,459
Equipment	512,858	450,711
Software	300,000	300,000
	823,317	761,170
Less: Accumulated Depreciation	442,567	354,215
	$ 380,750	$ 406,955

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences caused by filing tax returns on the cash basis. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reclassifications – Certain 2002 items have been reclassified to conform to the 2003 method of presentation.

NOTE 2 – NOT READILY MARKETABLE INVESTMENTS

The Company owned limited partnership interests, common stock, and other investments for which a ready market did not exist during the years ended December 31, 2003 and 2002. These investments, which were valued at their estimated fair value, which is determined by the Company's management, or by available market information, are as follows as of December 31:

	2003	2002
Common Stock		
Health Enterprises Management, Inc.	$ 2,500	$ 2,500
ASI Communications, Inc.	50,000	50,000
Nasdaq Stock Market, Inc.	3,300	3,300
	55,800	55,800
Other Investments		
J.V. Associates PIK Junior Subordinated Debenture	40,201	40,201
Seton Hall Associates – Mortgage Notes	44,818	44,818
	85,019	85,019
TOTAL	$ 140,819	$ 140,819

NOTE 3 – NOTES RECEIVABLE FROM AFFILIATES

Notes receivable from affiliates were as follows as of December 31:

	2003	2002
M & S Partners (a)	$ 66,258	$ 76,257
M & S Partners (b)	531,007	596,208
McGinn Smith Capital Holdings Corp.	-	9,800
Seton Hall Associates	-	105,025
	$ 597,265	$ 787,290

(a) Unsecured loan which bears interest at eight percent.

(b) Unsecured demand note bearing interest at six percent.

NOTE 4 – NOTE PAYABLE

The Company has a $82,225 note payable to an individual at December 31, 2003, which requires monthly payments of $1,985 through August 2006, including interest at 7%. The Company is currently involved in a lawsuit filed by the note holder and has offsetting claims against the note holder. Accordingly, no payments were made during 2003.

NOTE 5 – INCOME TAXES

The Company's provisions (benefit) for income taxes is comprised of the following for the years ended December 31:

	2003	2002
Current	$ 283,500	$ 5,439
Deferred	(106,400)	164,100
	$ 177,100	$ 169,539

At December 31, 2003 and 2002, deferred tax liabilities recognized for taxable temporary differences totaled $274,000 and $279,200, respectively. Deferred tax assets recognized for deductible temporary differences totaled $174,200 and $73,000, respectively. The Company does not have any deferred tax valuation allowances.

The actual tax expense for 2003 and 2002 differs from the "expected tax expense (computed by applying the federal statutory tax rate of thirty-four percent to income before taxes) as a result of the net effect of federal surtax exemptions, tax-exempt income, non-deductible items, and the impact of state income taxes.

NOTE 6 – INCENTIVE SAVINGS PLAN

The Company maintains a 401(k) plan for the benefit of substantially all of its full time employees who are at least twenty-one years of age and have had at least one year of service. The plan is based on a voluntary salary reduction by employees with the Company matching up to sixty percent of each participant's plan contributions, up to a maximum of five percent of allowable compensation, not to exceed $3,500 per employee per year. The Company can also make discretionary contributions to the plan. Plan expense for the years ended December 31, 2003 and 2002 was $24,735 and $52,429, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has a lease for its Albany location, (formerly with a related party), which expires in July 2013, for the use of office space with additional charges for common area maintenance. The Company's minimum annual lease obligation is approximately $90,000 and increases to approximately $103,000 per year in 2007. Additional rent is provided for certain cost escalations.

The company has a lease for its New York City location which expires in November 2009. The Company's minimum annual lease obligation is approximately $268,000, and increases to approximately $290,000 per year in 2006. At December 31, 2003, the Company had an outstanding letter of credit for $88,602 with its New York City landlord, in lieu of a security deposit for the same amount.

Rent expense was $329,316 and $451,174 for the years ended December 31, 2003 and 2002, respectively.

The Company is a Trustee of numerous contract certificate trusts, whose assets aggregate approximately $24,340,000 at December 31, 2003.

During 2003, the Securities and Exchange Commission conducted a review of the Company's operations. At the date of this report, the Company has not received the results of said review.

The Company is currently a party to an arbitration proceeding and two lawsuits, arising in the normal course of business, whereby damages are being sought by said claimants. The Company believes it has meritorious defense to these claims and intends to vigorously defend its position. Accordingly, no provisions are included in the financial statements. However, no assurances can be given as to the outcome of these proceedings.

NOTE 8 – PREFERRED STOCK

1987 Series

Dividends on 1987 Series Preferred Stock are cumulative and are determined by applying the applicable rate to the par value of outstanding shares times the number of days the shares are outstanding divided by 365 days. The rate is determined by the Company's Board of Directors on or about April 1 of each year to cover the period from April 1 through the following March 31. The rate is determined by adding three and one-half percentage points to the yield of seven year United States Treasury obligations in effect on March 15 of the applicable year. The rate used to calculate dividends on outstanding shares of Preferred Stock for the period April 1, 2002 through March 31, 2003, was 8.75%, and for the period April 1, 2003 through March 31, 2004, was 7.00%.

Preferred shares are redeemable in whole or in part at the election of the Board of Directors on thirty days written notice at a price equal to $100 per share plus accrued but unpaid dividends. If the Board of Directors elects to redeem less than one hundred percent of outstanding Preferred Stock, the redemption will be pro-rated among holders of the outstanding Preferred Stock. Preferred stockholders have the right to require the Company to repurchase shares on ninety days written notice to the Company at a price equal to the par value of those shares plus accrued but unpaid dividends. The Company's obligation to repurchase Preferred Stock is limited to twenty-five percent of the originally issued and outstanding preferred shares. The Company is prohibited from repurchasing shares of Preferred Stock and distributing dividends, and the Preferred stockholders are prohibited from demanding such payments, if such a withdrawal would cause the Company to violate its net capital requirements and its legal capital requirements.

The Company had net (purchases) sales of treasury stock which totaled $(186,100) and $40,600 in 2003 and 2002, respectively. Also, the Company issued $460,400 and $78,100 of additional shares during the years 2003 and 2002, respectively.

1992 Series

During 1992, the Company issued 7,500 shares of 1992 Series Preferred Stock for $750,000 and subsequently redeemed all of the said stock during 1992.

NOTE 9 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $100,000 as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $858,330 and $172,477 as of December 31, 2003 and 2002, respectively. The Company's net capital ratio was approximately .94 to 1 and 2.57 to 1 at December 31, 2003 and 2002, respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company had several different types of transactions with related parties during the years ended December 31, 2003 and 2002. The Company rented office space from related parties; and provides investment banking and management services to affiliates. A summary of the related party transactions, by category, are as follows as of, and for the years ending December 31:

	2003	2002
Interest and Dividend Income	$ 55,963	$ 46,168
Advisory Fees, Commissions, and Other Income	927,598	4,011,840
Other Operating Expenses	(414,961)	(133,513)
Receivables – Other	43,000	297,026

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying financial statements of **McGINN, SMITH & CO., INC.** as of and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated February 2, 2004 Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the contents of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 2, 2004

Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

McGINN, SMITH & CO., INC.

COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULES 15c3-1 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
AGGREGATE INDEBTEDNESS		
Note Payable	$ 82,225	$ 76,846
Accounts Payable and Accrued Expenses	64,636	81,723
Incentive Savings Plan Liability	24,735	52,429
Commissions Payable to Brokers	339,311	130,345
Dividends Payable	46,024	51,991
Payable to Affiliate	-	40,000
Income Taxes Payable – Current	249,100	9,100
TOTAL AGGREGATE INDEBTEDNESS	$ 806,031	$ 442,434
NET CAPITAL		
Total Stockholders' Equity	$ 2,383,690	$ 2,107,915
Deferred Income Taxes Payable	99,800	206,200
TOTAL CAPITAL	2,483,490	2,314,115
DEDUCTIONS		
Not Readily Marketable Investments	140,819	140,819
Receivables – Other Than Clearing Agent	77,168	317,749
Advances Due From Employees	188,812	240,022
Notes Receivable From Affiliates	597,265	787,290
Property, Equipment, and Software	380,750	406,955
Prepaid Expenses and Deposits	62,850	140,022
Haircut on Securities	177,496	108,781
TOTAL DEDUCTIONS	1,625,160	2,141,638
NET CAPITAL	858,330	172,477
REQUIRED NET CAPITAL	100,000	100,000
CAPITAL IN EXCESS OF REQUIREMENT	$ 758,330	$ 72,477
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ .94 to 1	$ 2.57 to 1

See Independent Auditors' Report on Supplemental Information

McGINN, SMITH & CO., INC.

RECONCILIATIONS OF NET CAPITAL TO FORM X-17a-5
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 1,115,561	$ 273,220
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Adjustment of Note Payable	(5,380)	-
Adjustment of Corporate Income Taxes Payable – Current	(248,000)	(6,057)
Adjustment of Haircut Calculation	(3,851)	(1,489)
Adjustment to Accrued Expenses	-	(42,832)
Adjustment to Cash for Purchase of Treasury Stock	-	(25,600)
Adjustment to Cash for Commission Expense	-	(24,765)
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	(257,231)	(100,743)
NET CAPITAL AS ADJUSTED	$ 858,330	$ 172,477

See Independent Auditors' Report on Supplemental Information